Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Successor			Predecessor
	Year Ended December 31,	Year Ended December 31,	November 4, 2006 through December 31,	January 1, 2006 through November 3,	Year Ended December 31,
	2008	2007	2006	2006	2005	2004
Earnings:
Income (loss) from continuing operations before income taxes and minority interests	$(145,808)	$(124,510)	$(50,313)	$(57,456)	$15,548	$8,502
Plus: Fixed charges	177,324	88,558	8,853	36,106	29,452	7,474
Less: Interest expense capitalized	(19)	(160)	(36)	(85)	(193)	—
Less: Minority interests in pretax income from continuing operations with no incurred fixed charges	(1,049)	(415)	(39)	(158)	(140)	(95)
Earnings (loss)from continuing operations, adjusted	$30,448	$(36,527)	$(41,535)	$(21,593)	$44,667	$15,881

Fixed Charges:
Interest expensed and capitalized	$173,181	$87,108	$8,647	$35,247	$28,702	$7,068
Estimated interest within rental expense	4,143	1,450	206	859	750	406
Total fixed charges	$177,324	$88,558	$8,853	$36,106	$29,452	$7,474

Ratio of earnings to fixed charges	—	—	—	—	1.52	2.12

Shortfall	(146,876)	(125,085)	(50,388)	(57,699)	—	—